One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Equity Trust Inc.

September 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Gabelli Equity Trust Inc. (the “Registrant”)

Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added following the calculation of the registration fee on the Facing Page of the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on August 29, 2017:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact Ryan P. Brizek of Willkie Farr & Gallagher LLP, external counsel to the Registrant, at (212) 728-8865.

Sincerely,

/s/ Agnes Mullady
Agnes Mullady Vice President